CARDERO RESOURCE CORP.
Suite 2300 – 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3
Tel: (604) 408-7488 Toll Free: 1-888-770-7488 Fax: (604) 408-7499
Website: www.cardero.com TSX: CDU NYSE-A: CDY

NR11-09	June 8, 2011

Cardero Names Michael Hunter President & Files NI 43-101 Resource
Estimate on Carbon Creek Project

114 Million Tonnes of Measured & Indicated, plus 89.1 Million Tonnes
Inferred, mvB ranked Metallurgical Coal

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) announces the appointment of Mr. Michael Hunter as President of Cardero as a result of the recently completed acquisition of Coalhunter Mining Corporation (“Coalhunter”). Mr. Hendrik Van Alphen will remain as the Chief Executive Officer and a Director of the Company.

In addition, the Company announces it has received a NI 43-101 resource estimate on the Carbon Creek Metallurgical Coal deposit located in north eastern British Columbia from Norwest Corporation. The report outlines 114.0 million tonnes of measured and indicated, plus an additional 89.1 million tonnes of inferred, coal with an ASTM coal rank of mvB.

Appointment of Michael Hunter as President

On June 1, 2011, Michael Hunter, the President of Coalhunter, was appointed as the President of the Company. Mr. Hunter has more than 25 years of coal mine operational experience and has played a leading role in assisting Canadian coal companies to raise in excess of $75 million. Mr. Hunter worked for many years at the Luscar Sterco mine in Alberta and subsequently at Teck’s Bullmoose mine in BC where he was involved in plant and pit operations, respectively. Following his employment at Bullmoose, Mr. Hunter worked on the buy side for Canadian Dehua Trading Corporation, where he developed an extensive network in China and then became active in assembling land positions and exploration activities for coal companies with an interest in Northeastern BC. In 2008, Mr. Hunter founded Coalhunter, where he was instrumental in securing the rights to the Carbon Creek Metallurgical Coal asset.

Carbon Creek Coal Deposit Resource Estimate

The primary asset of Coalhunter, now a wholly owned subsidiary of Cardero, is a 75% joint venture interest in the Carbon Creek Metallurgical Coal Deposit, located in northeast British Columbia, Canada. Norwest Corporation, of Calgary Alberta and Salt Lake City, Utah, an independent contractor, has prepared a resource estimation of the Carbon Creek property in accordance with the procedures and criteria of Geological Survey of Canada Paper 88-21 as required by NI 43-101. The mineral resource estimates for surface and underground moderate geology-type coal reported from the current Carbon Creek geologic model are outlined in Table 1. The resource statement is current as of June 3, 2011.

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TABLE 1
CLASSIFICATION OF RESOURCES – CARBON CREEK PROPERTY – JUNE 3, 2011

Deposit Type	ASTM Coal Rank	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Surface	mvB	10.5	7.4	6.8
Underground	mvB	40.0	56.1	82.3
Total	mvB	114.0		89.1

For coal deposits, “mineralization” refers to coal development and coal seam stratigraphy. The coals occurring within the Carbon Creek property are thought to occur in the upper to middle sections of the Gething Formation. The coal deposition found on the property is typical of the Gething Formation, consisting of abundant but relatively thin coal seams, some showing favourable metallurgical properties. Although there are numerous seams throughout the Carbon Creek property, twelve are developed sufficiently to be considered to be of economic significance.

The term “resource” is utilized to quantify coal contained in seams occurring within specified limits of thickness and depth from surface. The resource estimations for Carbon Creek are on a geological in-situ basis: i.e. as an in-situ tonnage and not adjusted for mining losses or dilution. However, minimum mineable seam thickness and maximum removable parting thickness are considered; coal intervals not meeting these criteria are not included in the resource.

Between 1970 and 1981, Utah Mines Ltd. (“Utah”) completed 299 rotary and diamond drill holes totalling nearly 26,000 metres, at an average drill-spacing of 250 metres, at the Carbon Creek coal deposit. As is normal in the coal industry, geophysical logging was routinely employed by Utah, thereby providing a valuable analysis of coal seam continuity and correlation. Utah also carried out coal quality analysis, which was determined through analysis of drillhole coal intersections and through bulk analysis of 8,250 short tons (7,484 metric tonnes) of coal extracted from 7 underground adits. Norwest has created a digital geologic model from hardcopy data provided by Coalhunter and various data available from public sources. Basic validation exercises were conducted on existing data and a validation drilling program (consisting of 8 holes aggregating 1,721 metres) was conducted by Coalhunter during October and November 2010. The results of the validation drilling proved positive, and the author of the Norwest Report believes that the base geologic data used in the Norwest model is valid and that current geologic interpretations are a fair representation of the geology of this property, given all data available and reviewed at the time of the report.

The determination of in-place coal quality for the Carbon Creek resource base was derived from the combined Utah and Coalhunter laboratory analyses from slim core (mostly HQ gauge) recorded in the current geologic model. The data base includes test results for proximate analyses, total sulfur, calorific value (Btu/lb), FSI and apparent specific gravity.

Norwest has determined that the area where resources are calculated for the Carbon Creek property is considered to be of a “Moderate” geology type, based on its shallow dips, broad open folding, and relatively mild faulting. Coal resources estimated for the Carbon Creek property are considered to be of immediate interest.

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The resource estimates were made from a geologic model constructed by Norwest using Carlson® software, an internationally recognized application for geologic modeling and resource estimation. Key horizons, or “surfaces” were modeled to provide the necessary limits for volume estimation. Coal density values from both Utah and current Coalhunter sample analyses were found to average slightly less than the 1.44 g/cc recommended by GSC Paper 88-21 for the average ash content of the Carbon Creek resource. A value of 1.40g/cc was used in the resource estimates and is considered conservative.

A copy of the Norwest report, dated June 3, 2011, is available on SEDAR and on the Cardero website.

Lawrence D. Henchel of Norwest Corporation, a Professional Geologist (Utah #6087593-2250) and a Qualified Person, as defined in NI 43-101, is responsible for the preparation of the June 3, 2011 resource estimate for the Carbon Creek Coal deposit. Mr. Henchel has BSc in Geology and 28 years experience as a geologist, for both coal mining and exploration companies, and as a consultant specializing in coal and industrial minerals. The first ten years of his career were almost exclusively in the coal industry, and this industry continues to be a large part of his consulting work.

Acquisition of Coalhunter

In connection with the acquisition of Coalhunter, which was effective June 1, 2011, Cardero issued an aggregate of 23,397,002 common shares. Accordingly, Cardero now has 82,922,604 common shares issued and outstanding. An additional 6,285,543 common shares are reserved for issuance for incentive stock options and share purchase warrants and a property share issuance to former Coalhunter optionees and warrant holders and a property vendor.

Former Coalhunter shareholders were sent a Letter of Transmittal and instructions on how to obtain the certificate(s) for the Cardero shares to which they are entitled. Additional copies of the Letter of Transmittal may be obtained from Computershare Investor Services Inc. by mail to P.O. Box 7021, 31 Adelaide Street East, Toronto, Ontario, M5C 3H2, Attention: Corporate Actions. Any questions should be directed to Computershare at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.

Non-resident holders of Coalhunter shares should be aware that non-residents of Canada are subject to specific withholding, reporting and other obligations in connection with the exchange of Coalhunter shares for Cardero shares which require immediate attention. In particular, a portion of the Cardero shares will be withheld from non-residents until they obtain and provide to Cardero a clearance certificate from Canada Revenue Agency pursuant to section 116 of the Income Tax Act (Canada). The withheld Cardero shares may be sold in order to fund required Canadian tax withholding remittances. Non-resident former Coalhunter shareholders should be receiving a letter explaining the requirements in this regard, but if such letter is not received shortly, such persons should contact Coalhunter by telephone at 604-648-2625, or by fax at 604-648-2650.

Updated Cardero Website

In connection with the acquisition of Coalhunter, the Company has launched a new website in its ongoing commitment to maximize shareholder communications. The website address remains the same: www.cardero.com.

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About Cardero Resource Corp.

In recent years, Cardero’s focus has increasingly been on iron ore and iron-making technologies. The sale of Cardero’s wholly-owned Pampa de Pongo iron deposit in late 2009 for US$100 million cash represented an early success in the iron market. More recently, in keeping with bulk-commodity focus, Cardero has acquired, through the acquisition of Coalhunter Mining Corporation, a 75% interest in the Carbon Creek Metallurgical Coal Deposit in north-eastern British Columbia. Cardero continues to hold iron ore resources at the Iron Sands Project in Peru and iron-titanium interests in Minnesota, USA.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)
Hendrik van Alphen, Chief Executive Officer

Contact Information:	Nancy Curry Manager – Corporate Communications & Investor Relations
Email: info@cardero.com
Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any production at the Carbon Creek Coal project, the potential for any production decision to be made at Carbon Creek, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

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United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States. The securities issued or to be issued in connection with the acquisition of Coalhunter have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be issued in the United States absent registration or an applicable exemption from such registration requirements.